SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financing of REVAP Modernization Project

(Rio de Janeiro, May 23, 2006) - PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that it will sign today in New York contracts to implement the construction of new units in the Henrique Lage Refinery (REVAP) and to obtain a finance amounting up to US$ 900 million to this project (the REVAP Modernization Project). REVAP is the Petrobras’ fourth largest refinery and it is located in the region of Vale do Paraíba, in the city of São José dos Campos, 90Km from São Paulo.

The REVAP Modernization Project is in line with the Strategic Plan of the Company, which indicates that Petrobras will adjust its refineries to increase the capacity of processing national oil. Moreover, the purpose of the REVAP Modernization Project is to increase the quantity of conversion of fuel oil in lighter petroleum derivates, to adjust the diesel oil output to the new domestic specifications, to initiate the refinery’s coke trading business and to reduce emissions.

The funding will be used for the construction of a delayed coking unit, of a coke naphtha hydrotreater unit and of other auxiliary units. The works will begin in the second quarter of 2006 and the start-up is being scheduled to the first quarter of 2009. The company in charge of the Engineering, Procurement and Construction activities for those units will be Toyo Engineering Corporation.

The main lender of the project will be the Japan Bank for International Cooperation – JBIC, being responsible for 54% of the credit facility granted (US$ 486 million). The project will also be funded with US$ 378 million granted by a syndicate of commercial banks established by Santander Banespa, Caylon Corporate and Investment Bank, Societe Generale, BNP Paribas, Standard Chartered Bank, Bank of Tokyo Mitsubishi UFJ and Sumitomo Mitsui Banking Corporation –SMBC, and with US$ 36 million provided by the Japanese Trading Companies Mitsui & Co, Ltd. and Itochu Corporation.

It is estimated that the implementation of the project will create around 11,500 direct jobs and 14,500 indirect jobs in Brazil, emphasizing PETROBRAS’ social commitment to sponsor the local workmanship qualification during the project’s implementation in addition to the hiring of medium size companies to carry out the infrastructure works. In relation to the goods and services supplying, PETROBRAS and Toyo agreed in achieving around 80% of Brazilian content.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.